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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                     1-14227


                                                                  CUSIP NUMBER
                                                                    024377103
                                  (Check One):

[ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [x] Form 10-Q and 10-QSB
[ ] Form N-SAR

         For Period Ended:      June 30, 1999
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:


  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I--REGISTRANT INFORMATION


         Full Name of Registrant  American Bank Note Holographics, Inc.

         Former Name if Applicable
                                           N/A

         Address of Principal Executive Office (Street and Number)
                                            399 Executive Boulevard

         City, State and Zip Code        Elmsford, New York  10523


PART II--RULES 12b-25 (b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form
        10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by 12b-25(c) has been attached if applicable.
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PART III--NARRATIVE


State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Company is in the process of compiling the information necessary to complete the restatement of its financial statements. Until such restatement is complete, the Company could not compile the financial information necessary to complete its Form 10-Q in accordance with Regulation S-X in a timely manner without unreasonable effort and expense.


PART IV--OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Kenneth Traub                    (914)                       592-2355
(Name)                        (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       [  ]Yes    [ x ] No

         The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ x ]Yes   [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Since the Company is in the process of compiling the information necessary to restate its financial statements, the Company cannot provide a reasonable estimate of results at this time. The Company's response to this item, is supplemented by the contents of the press releases issued by the Company on January 19, 1999, January 25, 1999, February 1, 1999, February 4, 1999, March 26, 1999, April 9, 1999, April 15, 1999 and July 21, 1999. Each of such press releases (other than the July 21, 1999 press release, a copy of which is attached hereto as Exhibit A) was included as an Exhibit to a Current Report on Form 8-K (filed on January 20, 1999, January 26, 1999, February 1, 1999, February 5, 1999, March 30, 1999 and April 9, 1999 and April 16, 1999, respectively) and all such press releases are hereby incorporated by reference herein.



                      American Bank Note Holographics, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   August 13, 1999                       By:   /s/ Kenneth Traub
                                              Kenneth Traub, President
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                                                                       EXHIBIT A

AMERICAN BANK NOTE HOLOGRAPHICS ANNOUNCES AMENDMENT AND WAIVER AGREEMENT WITH ITS COMMERCIAL BANKERS

COMPANY ALSO ANNOUNCES COMPLETION OF AUDIT COMMITTEE INVESTIGATION AND TIMING OF RELEASE OF FINANCIAL STATEMENTS

Elmsford, NY -July 21, 1999 - American Bank Note Holographics, Inc. (NYSE:ABH) announced today that it has entered into an Amendment and Waiver Agreement with its commercial bankers led by the Chase Manhattan Bank.

The Amendment waives all of the previously disclosed events of default that existed under the Credit Agreement. The Amendment provides for borrowings under a revolving credit line that matures on January 20, 2000 of up to $4.0 million (which amount declines monthly until maturity). As of July 21, 1999, the amount outstanding under the revolving credit line is $2.5 million. As consideration for the Amendment, the Company paid a fee of $40,000 and issued warrants to purchase common stock of the Company to the lenders, which warrants will terminate if the bank debt is repaid prior to November 30, 1999. The Company is currently negotiating a refinancing which will enable it to prepay the credit facility thereby terminating the warrants, and improving the capitalization of the Company. There can be no assurance that such a refinancing will be completed.

As previously announced by the New York Stock Exchange, trading in the common stock of the Company will be suspended prior to the opening on August 3, 1999, or earlier, for failure to deliver its Annual Report on Form 10-K for the year ended December 31, 1998 and its Quarterly Report on Form l0-Q for the three months ended March 31, 1999 on a timely basis. Following suspension, the New York Stock Exchange has indicated that it will apply to delist the Company's common stock.

The Company also announced today that the previously announced investigation by the Company's Audit Committee has been completed and that Deloitte & Touche LLP, the Company's independent auditors, are proceeding with the audit of the Company's balance sheets at December 31, 1997 and 1998 and related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998.

Based upon the results of the investigation, which are subject to audit, the Company believes that it was profitable in each of the years ended December 31, 1996, 1997 and 1998.

The Company currently anticipates that the audit will be completed in September 1999. Following completion of the audit, the Company expects to file its Annual Report on Form 10-K for the year ended December 31, 1998. The Company also anticipates that shortly following the filing of the Form 10-K, the Company will file its Quarterly Reports on Form l0-Q for each of the quarters ended March 31, 1999 and June 30, 1999. Thereafter, the Company anticipates that its SEC filings will be made on a timely basis.

Kenneth Traub, President of American Bank Note Holographics, commented, "While we understand that the decision of the New York Stock Exchange to suspend trading and apply for delisting will impact the public trading market in the Company's common stock, our business remains solid. Now that we have successfully concluded the Amendment and Waiver Agreement with Chase, we have greater financial flexibility."

Mr. Traub continued. "Our new financial team has done extensive analysis of the Company's records and we are now working closely with Deloitte & Touche on the audit of the restated financial statements. The new management of the Company is committed to maintaining the Company's leadership position in the holographic industry and to strengthening the business both operationally and financially. We would like to express our appreciation to our many loyal customers, suppliers and employees for their continued support during this transition period for the Company

American Bank Note Holographics is a world leader in the origination, production, and marketing of mass-produced secure holograms, based on its significant market share. The Company's holograms are used for security applications, such as counterfeiting protection for credit and other transaction
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cards, identification cards and documents of value; as well as for tamper resistance and authentication of high-value consumer and industrial products.

Certain matters in this press release contain forward looking statements that involve risk and uncertainties including, but not limited to, future revenues, earnings prospects and the Company's ability to execute its business plan. Although the Company believes that the expectations are based on reasonable assumptions, it can give no assurance that anticipated results will occur.

Contact:
American Bank Note Holographics, Inc.
Kenneth H. Traub
President
914-592-2355